# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dine Brands Global, Inc., CIK 0000049754
CUSIP: 254423106
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 10 West Walnut Street, 5th Floor, Pasadena, California (CA), 91103
Date of event which requires filing of this statement: 10/26/2026
Filed by CIK 0002163003
Persons authorized to receive notices and communications: Benjamin F. Rattner, 145 King Street, Suite 410, Charleston, South Carolina (SC), 29401, 310-699-0444

## Reporting persons
- Cobblers Cove Capital LP (CIK 0002163003): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: As of the date of this Schedule 13D, Cobblers Cove Capital LP ("Cobblers Cove") is not the record holder of any shares, nor does it hold any shared or sole voting or dispositive power of any shares. As a result of the matters described in Items 4 and 6, the Reporting Persons and the Arkhouse Reporting Persons (as defined below) may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The amount in Row 11 excludes the shares beneficially owned by the Arkhouse Reporting Persons (as defined below), which is filing a separate Schedule 13D, and the Reporting Person expressly disclaims beneficial ownership of such shares. The percentage in Row 13 is based on 12,659,150 shares outstanding of the Issuer as of July 26, 2026, as set forth in the Issuer's Form 10-Q, filed August 5, 2026. See Items 5 and 6.
- Cobblers Cove Capital Management GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class); the aggregate amount excludes certain shares
  Comment: As of the date of this Schedule 13D, Cobblers Cove Capital Management GP LLC, general partner of Cobblers Cove ("Cobblers Cove GP") is not the record holder of any shares, nor does it hold any shared or sole voting or dispositive power of any shares. As a result of the matters described in Items 4 and 6, the Reporting Persons and the Arkhouse Reporting Persons (as defined below) may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The amount in Row 11 excludes the shares beneficially owned by the Arkhouse Reporting Persons (as defined below), which is filing a separate Schedule 13D, and the Reporting Person expressly disclaims beneficial ownership of such shares. The percentage in Row 13 is based on 12,659,150 shares outstanding of the Issuer as of July 26, 2026, as set forth in the Issuer's Form 10-Q, filed August 5, 2026. See Items 5 and 6.
- Matthew Perkal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 97,031; shared voting power 74,496; sole dispositive power 97,031; shared dispositive power 74,496; aggregate amount beneficially owned 171,527 (1.4% of the class); the aggregate amount excludes certain shares
  Comment: Consists of (i) 69,283 shares held by the Disney Dollar Irrevocable Trust and 27,748 shares held by the Sand Bay Irrevocable Trust, over which Mr. Perkal has sole voting and dispositive power as trust investment adviser, and (ii) 74,496 shares held in a joint account with his spouse, Jessica Perkal, over which Mr. Perkal shares voting and dispositive power. As a result of the matters described in Items 4 and 6, the Reporting Persons and the Arkhouse Reporting Persons (as defined below) may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The amount in Row 11 excludes the shares beneficially owned by the Arkhouse Reporting Persons (as defined below), which is filing a separate Schedule 13D, and the Reporting Person expressly disclaims beneficial ownership of such shares. The percentage in Row 13 is based on 12,659,150 shares outstanding of the Issuer as of July 26, 2026, as set forth in the Issuer's Form 10-Q, filed August 5, 2026. See Items 5 and 6.
- Benjamin F. Rattner: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,500; shared voting power 0; sole dispositive power 1,500; shared dispositive power 0; aggregate amount beneficially owned 1,500 (0% of the class)
  Comment: Consists of 1,500 shares held in Mr. Rattner's Roth IRA, representing less than 0.1% of the outstanding shares. As a result of the matters described in Items 4 and 6, the Reporting Persons and the Arkhouse Reporting Persons (as defined below) may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. The amount in Row 11 excludes the shares beneficially owned by the Arkhouse Reporting Persons (as defined below), which is filing a separate Schedule 13D, and the Reporting Person expressly disclaims beneficial ownership of such shares. The percentage in Row 13 is based on 12,659,150 shares outstanding of the Issuer as of July 26, 2026, as set forth in the Issuer's Form 10-Q, filed August 5, 2026. See Items 5 and 6.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Dine Brands Global, Inc.
Address of issuer's principal executive offices: 10 West Walnut Street, 5th Floor, Pasadena, California (CA), 91103
Comment: Arkhouse Management Co. LP, Arkhouse GP LLC, Arkhouse Value Fund GP X LLC, Arkhouse Value Fund GP II LLC, and Gavriel Kahane (collectively, the "Arkhouse Reporting Persons") are filing a separate Schedule 13D reporting beneficial ownership of shares of the Common Stock.

## Item 2. Identity and Background
Name of person filing:
This statement on Schedule 13D is being filed by

(i) Cobblers Cove Capital LP, a Delaware limited partnership ("Cobblers Cove");
(ii) Cobblers Cove Capital Management GP LLC, a Delaware limited liability company and the general partner of Cobblers Cove (the "Cobblers Cove GP");
(iii) Matthew Perkal, ("Mr. Perkal"); and
(iv) Benjamin F. Rattner ("Mr. Rattner", and together with Cobblers Cove, Cobblers Cove GP, and Mr. Perkal, the "Cobblers Parties" or the "Reporting Persons").

Mr. Perkal and Mr. Rattner are the "Managing Partners" of Cobblers Cove and the managing members of Cobblers Cove GP. Cobblers Cove GP is the general partner of Cobblers Cove.

Mr. Perkal is the trust investment adviser to the Disney Dollar Irrevocable Trust and the Sand Bay Irrevocable Trust (together, the "Trusts"), which hold the shares of Common Stock as reported herein.

Mr. Perkal, along with his wife Jessica Perkal, also holds shares of Common Stock as reported herein.

Mr. Rattner also holds shares of Common Stock as reported herein.
Residence or business address: The address of the principal office and place of business of the Reporting Persons is 145 King Street, Suite 410, Charleston, SC 29401.
Present principal occupation or employment:
Cobblers Cove is a registered investment adviser and asset management firm whose principal business is providing investment management services to private funds and accounts. The principal business of Cobblers Cove GP is serving as the general partner of Cobblers Cove.

The present principal occupation of Mr. Perkal is serving as "Managing Partner" of Cobblers Cove and as a managing member of Cobblers Cove GP. Mr. Perkal also serves, in his individual capacity, as trust investment adviser to the Trusts.

The present principal occupation of Mr. Rattner is serving as "Managing Partner" of Cobblers Cove and as a managing member of Cobblers Cove GP. Cobbler Cove GP's managing members are Mr. Perkal and Mr. Rattner, who together own all of its interests. The principal business address of each Reporting Person is 145 King Street, Suite 410, Charleston, SC 29401.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Cobblers Cove and Cobblers Cove GP is organized under the laws of the State of Delaware. Each of Mr. Perkal and Mr. Rattner is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons beneficially own an aggregate of 173,027 shares, all of which were acquired in open market purchases, as follows:

(i) 69,283 shares held by the Disney Dollar Irrevocable Trust and 27,748 shares held by the Sand Bay Irrevocable Trust were purchased with the personal funds of the respective Trust for aggregate purchase prices of approximately $2,049,688.13 and $820,908.88, respectively (approximately $2,870,597.01 in total);

(ii) 74,496 shares held in a joint account of Mr. Perkal and his spouse, Jessica Perkal (the "Joint Account"), were purchased with personal funds for an aggregate purchase price of approximately $2,203,910.56; and

(iii) 1,500 shares held in Mr. Rattner's Roth individual retirement account (the "IRA") were purchased with personal funds for an aggregate purchase price of approximately $43,919.88.

The foregoing amounts exclude brokerage commissions, which were a weighted average of $0.02 per trade. No part of the purchase price was represented by funds borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares. As of the date of this Schedule 13D, either Cobblers Cove nor Cobblers Cove GP directly holds any shares or used any funds to acquire shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the shares reported herein, as applicable, because they believed the shares represented an attractive investment opportunity.

Cobblers Cove believes that the Issuer's Common Stock is undervalued and represents an attractive investment opportunity.

On October 26, 2026, Cobblers Cove and Arkhouse Management Co. LP ("Arkhouse") delivered to the Board of Directors of the Issuer (the "Issuer's Board") a non-binding proposal (the "Proposal") to acquire all of the outstanding shares of Common Stock of the Issuer for $39.00 per share, in cash. A copy of the Proposal is filed herewith as Exhibit 99.1 and is incorporated herein by reference. Also on October 26, 2026, Cobblers Cove and Arkhouse executed a non-binding summary of proposed terms (the "Term Sheet") outlining a framework for working together on an exclusive basis, subject among other things to finalization of terms and definitive documents, to pursue an acquisition of the Issuer, sharing certain fees and jointly bearing certain expenses related to such potential acquisition, and agreeing a structure for the post-acquisition governance and operation of the Issuer. The Term Sheet also provides a non-binding framework pursuant to which each of Cobblers Cove and Arkhouse would fund a committed percentage of equity financing required in connection with the acquisition. The above summary is qualified in its entirety by reference to the Term Sheet, a copy of which is filed herewith as Exhibit 99.2 and is incorporated herein by reference.

On October 29, 2026, Cobblers Cove and Arkhouse received a letter from the Issuer's Board (the "Dine Brands Response Letter"), stating that the Issuer's Board had rejected the Proposal. A copy of the Dine Brands Response Letter is filed herewith as Exhibit 99.3 and is incorporated herein by reference.

On November 2, 2026, Cobblers Cove and Arkhouse jointly responded to the Dine Brands Response Letter in a letter to the Issuer's Board (the "November 2 Letter") that among other things (i) expressed disappointment "that the Board rejected [their] proposal without engaging with [them]", especially in light of the premium offered and their expressed optimism that "access to management and confirmatory due diligence would allow [them] to identify additional value that could support an increase in [their] proposed price", (ii) noted the unusual (in the view of the Reporting Persons) speed with which such rejection was made and (iii) expressed a continued eagerness to work with the Issuer towards a potential transaction. A copy of the November 2 Letter is filed herewith as Exhibit 99.4 and is incorporated herein by reference.

The Reporting Persons from time to time expect to enter into discussions with directors and officers of the Issuer, other stockholders of the Issuer (including without limitation the Arkhouse Reporting Persons) or third parties in connection with the above-described matters and, more generally, in connection with the Reporting Person's investment in the Issuer. Such discussions may include, without limitation, one or more of members of management, members of the board (individually or acting as a whole), other stockholders of the Issuer and other persons to discuss the governance, board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and future of the Issuer (including without limitation, the potential acquisition by the Reporting Persons and/or the Arkhouse Reporting Persons' of control of the Issuer and or any and all of the issued and outstanding Common Stock (and the terms of any such potential acquisition)), as well as other matters related to the Issuer. The Reporting Persons may also seek to explore other methods for increasing their respective ownership positions in, or economic exposure to, the Issuer, including, without limitation, through open market purchases or an acquisition of shares of Common Stock from other stockholders or through the entry into derivatives arrangements. Any of the foregoing may take place together with or separately from the Arkhouse Reporting Persons.

The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in securities and other markets, and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deems appropriate, including, without limitation: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivatives or other instruments that are based upon or relate to the value of the Common Stock or otherwise relate to the Issuer (collectively, "Securities") in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise and/or cash-settling any derivatives or other instruments that are based upon or relate to the value of the Common Stock or otherwise relate to the Issuer; (iii) engaging in any hedging or similar transactions with respect to the Securities; (iv) changing the terms on which they would propose to acquire control of the Issuer and or any and all of the issued and outstanding Common Stock and/or at any time abandon their current intention to, either alone or together with the Arkhouse Reporting Persons, seek to acquire control of the Issuer and or any and all of the issued and outstanding Common Stock; or (v) otherwise proposing or considering, or changing their intention with respect to, one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D (whether or not otherwise described above). Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

The information in Item 4 and Item 6 is incorporated herein by reference.

The Reporting Persons may be deemed to collectively beneficially own 173,027 shares, representing approximately 1.4% of the outstanding shares based on the 12,659,150 shares of Common Stock stated by the Issuer as being outstanding as of July 26, 2026 in its 2026 Q2 10-Q.

Neither Cobbers Cove nor Cobblers Cove GP currently possess any voting or dispositive power, nor are they the record holder of any shares of Common Stock, as of the date of this Schedule 13D. Mr. Perkal, "Managing Partner" of Cobblers Cove and managing member of Cobblers Cove GP, beneficially owns 74,496 shares held in the Joint Account and shares the power to direct the voting of, and dispose of and direct the disposition of, the 74,496 shares of Common Stock reported herein, with Jessica Perkal.

Mr. Perkal holds the sole power to direct the voting of, and dispose of and direct the disposition of, the 97,031 shares of Common Stock held by the Trusts as reported herein. Mr. Perkal may be deemed to beneficially own the 97,031 shares held by the Trusts by virtue of his authority as trust investment adviser to each Trust, and disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein, if any.

Mr. Rattner, "Managing Partner" of Cobblers Cove and managing member of Cobblers Cove GP, beneficially owns 1,500 shares held in the IRA and holds the sole power to direct the voting of, and dispose of and direct the disposition of, the 1,500 shares of Common Stock held by the IRA as reported herein.

In addition, the Reporting Persons and Arkhouse have jointly submitted the Proposal to the Issuer and have entered into the Term Sheet which memorializes their determination, on a non-binding basis, to work together in connection therewith, as further described in Item 4 above. As a result thereof, the Reporting Persons and the Arkhouse Reporting Persons may be deemed to be a "group" pursuant to Section 13(d) of the Act and, as such, the Reporting Persons may be deemed to have beneficial ownership over the 546,700 shares of Common Stock reported by the Arkhouse Reporting Persons on the date hereof as owned by the Arkhouse Reporting Persons, which, if taken together with the shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof, would represent approximately 5.7% of Issuer's outstanding shares of Common Stock, based on the 12,659,150 shares of Common Stock stated by the Issuer as being outstanding as of July 26, 2026 in its 2026 Q2 10-Q. However, none of the Reporting Persons possess any voting or dispositive power, sole or shared, over any of the shares of Common Stock beneficially owned by the Arkhouse Reporting Persons (and the Arkhouse Reporting Persons do not possess any voting or dispositive power, sole or shared, over any of the shares of Common Stock beneficially owned by any of the Reporting Persons), and each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock owned by the Arkhouse Reporting Persons as beneficially owned by them. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons or any of their respective affiliates is the beneficial owner of any of shares of Common Stock beneficially owned by the Arkhouse Reporting Persons for purposes of Section 13(d) of the Act or for any other purpose. The Reporting Persons are only responsible for the information contained in this Schedule 13D and assume no responsibility for any information contained in or derived from any Schedule 13D filed by the Arkhouse Reporting Persons.

In addition, each Reporting Person expressly disclaims beneficial ownership of the shares reported herein except to the extent such Reporting Person actually possesses sole or shared voting or dispositive power with respect to such shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
The number of shares as to which each Reporting Person has sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition, is as follows:

Reporting Person Sole Voting Shared Voting Sole Dispositive Shared Dispositive

Cobblers Cove Capital LP 0 0 0 0

Cobblers Cove Capital
Management GP LLC 0 0 0 0

Matthew Perkal 97,031 74,496 97,031 74,496

Benjamin F. Rattner 1,500 0 1,500 0

The response to Item 5(a) is incorporated herein by reference.

With respect to Jessica Perkal: (i) her residence address is 111 Rutledge Ave., Charleston, SC 29401; (ii) she is not presently employed; (iii) during the last five years, she has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (iv) during the last five years, she has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and (v) she is a citizen of the United States.
Transactions in the class effected during the past sixty days:
The following transactions in the shares were effected by or on behalf of the Reporting Persons during the past 60 days, each in open market purchases through a broker:

On October 9, 2026, Mr. Rattner purchased 1,500 shares for the IRA at a weighted average price of $29.2799 per share.

On October 12, 2026, Mr. Perkal, as trust investment adviser, purchased 69,283 shares on behalf of the Disney Dollar Irrevocable Trust at a weighted average price of $29.5843 per share.

On October 12, 2026, Mr. Perkal, as trust investment adviser, purchased 27,748 shares on behalf of the Sand Bay Irrevocable Trust at a weighted average price of $29.5844 per share.

On October 12, 2026, Mr. Perkal purchased 74,496 shares for the Joint Account at a weighted average price of $29.5843 per share.

Each weighted average price above reflects multiple transactions at prices ranging from $29.1896 to $29.765, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, the Issuer or any security holder of the Issuer, upon request, full information regarding the number of shares purchased at each separate price.

Except as set forth in this Item 5(c), no Reporting Person has effected any transaction in the shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
Each of the Disney Dollar Irrevocable Trust and the Sand Bay Irrevocable Trust (and, through the applicable Trust, its beneficiaries) has the right to receive dividends from, and the proceeds from the sale of, the shares held by such Trust. Jessica Perkal, as a joint holder of the Joint Account, has the right to receive dividends from, and the proceeds from the sale of, the shares held in the Joint Account. No such interest relates to more than five percent of the outstanding shares.

Except as set forth above, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares reported herein as beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 of this Schedule 13D (for the avoidance of doubt including the reference to the Term Sheet therein) is hereby incorporated by reference into this Item 6.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, pursuant to which they have agreed to file this Schedule 13D and any amendments thereto jointly in accordance with Rule 13d-1(k) under the Act. A copy of the Joint Filing Agreement is filed as Exhibit 99.5 hereto and is incorporated herein by reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Proposal, dated October 26, 2026.

Exhibit 99.2 Summary of Proposed Terms, dated as of October 26, 2026, by and among Cobblers Cove Capital LP and Arkhouse Management Co. LP

Exhibit 99.3 Dine Brands Response Letter, dated October 29, 2026.

Exhibit 99.4 Letter to Dine Brands, dated November 2, 2026.

Exhibit 99.5 Joint Filing Agreement.

## Signatures
- Cobblers Cove Capital LP: Benjamin F. Rattner, By: Benjamin F. Rattner, Managing Member of Cobblers Cove Capital Management GP LLC, General Partner of Cobblers Cove Capital LP (11/02/2026)
- Cobblers Cove Capital Management GP LLC: Benjamin F. Rattner, Benjamin F. Rattner, Managing Member (11/02/2026)
- Matthew Perkal: Matthew Perkal, Matthew Perkal (11/02/2026)
- Benjamin F. Rattner: Benjamin F. Rattner, Benjamin F. Rattner (11/02/2026)